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14046070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

SEC FILE NUMBER
8-65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 12th Floor
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray — 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG,LLP

(Name – *if individual, state last, first, middle name*)

1225 17th Street, Suite 800	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN R. ROGERS
Notary Public
State of Colorado
20044000815
My Commission Expires January 17, 2016

Notary Public

Signature

Designated Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ··· (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ··· (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ··· (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ··· (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ··· (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ··· (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition – December 31, 2013	3
Statement of Operations and Member's Equity – Year ended December 31, 2013	4
Statement of Cash Flows – Year ended December 31, 2013	5
Notes to Financial Statements	6
Schedule I – Computation of Net Capital under Rule 15c3-1 – December 31, 2013	11
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	12

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have audited the accompanying financial statements of Dividend Capital Securities LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Denver, Colorado
February 20, 2014

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	4,568,403
Accounts receivable – related parties		100,940
Notes receivable from employees, net of allowance for doubtful accounts of $373,205		—
Property and equipment, net of accumulated depreciation of $141,479		—
Other assets		446,675
Total assets	$	5,116,018
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accruals ($120,845 due to related parties)	$	133,000
Accrued commissions and bonuses – related parties		2,253,926
Accrued commissions		3,500
Other liabilities ($21,736 due to related parties)		167,670
Total liabilities		2,558,096
Member's equity		2,557,922
Total liabilities and member's equity	$	5,116,018

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Operations and Member's Equity

Year ended December 31, 2013

Revenue:		
Dealer manager fees – related parties	$	18,577,640
Marketing fees – related parties		5,885,129
Commissions, net (note 3)		—
Total revenue		24,462,769
Expenses:		
Commissions – related parties		7,205,910
Payroll related		5,824,087
Office and overhead		1,727,570
Marketing and travel		11,844,682
General and administrative		581,862
Total expenses		27,184,111
Net loss		(2,721,342)
Member's equity, beginning of year		1,379,264
Capital contributions from member		3,900,000
Member's equity, end of year	$	2,557,922

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(2,721,342)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		7,498
Changes in operating assets and liabilities:		
Decrease in accounts receivable – related parties		1,127,119
Decrease in other assets		99,411
Decrease in accounts payable and other accruals		(595,158)
Increase in other liabilities		89,515
Decrease in accrued commissions and accrued commissions and bonuses – related parties		(591,891)
Net cash used in operating activities		(2,584,848)
Cash flows from financing activities:		
Capital contributions from member		3,900,000
Net cash provided by financing activities		3,900,000
Net increase in cash and cash equivalents		1,315,152
Cash and cash equivalents, beginning of year		3,253,251
Cash and cash equivalents, end of year	$	4,568,403

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the state of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2013, the Company conducted business primarily as a broker-dealer to offer shares of Industrial Income Trust Inc. (IIT), Dividend Capital Diversified Property Fund Inc. (DPF), and Industrial Property Trust Inc. (IPT), all of which are related parties. IIT's public offering of up to $2.0 billion in shares of common stock commenced on December 18, 2009. IIT commenced a follow-on public offering of up to $2.4 billion in shares of common stock on April 17, 2012, immediately following the end of the initial offering. On July 18, 2013, IIT terminated the offering of primary shares pursuant to IIT's follow-on offering. DPF's public offering of up to $3.0 billion in shares of common stock commenced on July 12, 2012. IPT's public offering of up to $2.0 billion in shares of common stock commenced on July 24, 2013.

The Company has obtained a commitment letter from DCSG that it will continue to provide equity funding for the Company's operations through at least January 1, 2015, if needed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in nonfederally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated

useful life of all property and equipment is five years. As of December 31, 2013, all property and equipment held by the Company was fully depreciated.

(e) Income Taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

As of December 31, 2013, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2009.

(f) Revenue Recognition

The Company earns dealer manager fees for managing the offerings of IIT's, DPF's, and IPT's common shares. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities. Revenue from commissions is reported net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and payable.

(3) Commissions and Fees

The Company has a Dealer Manager Agreement with IIT to sell shares of the common stock of IIT (the IIT Shares) under IIT's first public offering, which included shares pursuant to IIT's Distribution Reinvestment Plan (DRIP). Subject to the provisions for a reduction of the sales commission described in IIT's prospectus, IIT will pay the Company a sales commission of up to seven percent (7.0%) of the gross offering proceeds raised from the sale of IIT shares in its primary offering, all of which may be reallowed to participating broker-dealers who are members of FINRA. IIT will also pay the Company a Dealer Manager fee of 2.5% of gross proceeds of IIT common stock sold in the primary offering, for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers.

Prior to and during 2013, the Company signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the IIT shares to the public. Under the Selected

Agreements, the Company paid the broker-dealers a commission of up to seven percent (7%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from IIT. The Company recognized gross commission revenue of $49,489,498 and gross commission expense of $49,489,498 during the year ended December 31, 2013. These amounts are recorded net of each other in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 605-45, *Principal Agent Considerations*, and are presented as commissions, net in the accompanying statement of operations and member's equity.

The Company has a Dealer Manager Agreement with DPF to sell shares of the common stock of DPF (the DPF Shares) under DPF's primary public offering, which included shares pursuant to DPF's DRIP. Subject to the provisions for a reduction of the sales commission described in DPF's prospectus, DPF will pay the Company a sales commission of up to three percent (3.0%) of the net asset value (NAV) per Class A share that will be valued based on periodic appraisals, all of which may be re-allowed to participating broker-dealers who are members of FINRA. DPF will not pay any selling commissions with respect to purchases of Class W shares, Class I shares or shares of any class sold pursuant to the DRIP. DPF will pay the Dealer Manager a dealer manager fee for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers. The dealer manager fee accrues daily in an amount equal to 1/365th of 0.60% of the NAV per share for each of the Class A and Class W shares and an amount equal to 1/365th of 0.10% of the NAV per share for the Class I shares for such day on a continuous basis from year to year. DPF will pay the Dealer Manager a distribution fee for selling shares in the offering and for ongoing stockholder services, part of which may be re-allowed to participating broker-dealers. The distribution fee accrues daily in an amount equal to 1/365th of 0.50% of the NAV per share for each of the Class A shares.

During 2013, the Company signed a number of Selected Agreements with various broker-dealers to sell the DPF shares to the public. Under the Selected Agreements, the Company paid the broker-dealers a commission of up to three percent (3%) of NAV. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from DPF. The Company recognized gross commission revenue of $1,261,749 and gross commission expense of $1,261,749 during the year ended December 31, 2013. These amounts are recorded net of each other in accordance with FASB ASC Topic No. 605-45, *Principal Agent Consideration*, and are presented as commissions, net in the accompanying statement of operations and member's equity.

The Company has a Dealer Manager Agreement with IPT to sell shares of the common stock of IPT (the IPT Shares) under IPT's first public offering, which included shares pursuant to IPT's DRIP. Subject to the provisions for a reduction of the sales commission described in IPT's prospectus, IPT will pay the Company a sales commission of up to seven percent (7.0%) of the gross offering proceeds raised from the sale of IPT shares in its primary offering, all of which may be reallowed to participating broker-dealers who are members of FINRA. IPT will also pay the Company a Dealer Manager fee of 2.5% of gross proceeds of IPT common stock sold in the primary offering, for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers.

During 2013, the Company signed a number of Selected Agreements with various broker-dealers to sell the IPT shares to the public. Under the Selected Agreements, the Company paid the broker-dealers a commission of up to seven percent (7%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from IPT. The Company recognized gross commission revenue of $95,477 and gross commission expense of $95,477 during the year ended December 31, 2013. These amounts are recorded net of each other in accordance with FASB ASC Topic No. 605-45, *Principal Agent Considerations*, and are presented as commissions, net in the accompanying statement of operations and member's equity.

The Company recognized $92,500 of reimbursements for direct expenses from Industrial Income Advisors LLC, $3,665,543 of reimbursements for organization and offering expenses from Industrial Income Trust Inc, $429,155 of reimbursements for direct expenses from DPF, $1,671,441 of reimbursements for payroll related expenses from Dividend Capital Total Advisors LLC, $9,553 of reimbursements for direct expenses from Industrial Property Advisors Group LLC, and $16,937 of reimbursements for organization and offering expenses from IPT, all of which are related parties and are presented as marketing fees – related parties in the accompanying statement of operations and member's equity

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2013, the Company had regulatory net capital of $2,018,232, which was $1,847,692 in excess of its minimum net capital requirement of $170,540. At December 31, 2013, the aggregate indebtedness to net capital ratio was 1.3 to 1.

(5) Related-Party Transactions

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,418,756 of these related-party expenses for the year ended December 31, 2013, which are included in office and overhead expense in the accompanying statement of operations and member's equity. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(6) Employee Loans Receivable

On September 1, 2013, the Company issued loans to each external wholesaler for a gross amount of $26,667 and each internal wholesaler for a gross amount of $12,000 (loan amount). The outstanding loan amount for each wholesaler is reduced by any commission earned for IPT sales during the loan period. The loans do not bear interest, do not amortize and mature on March 31, 2014. If a wholesaler is still an employee with the Company on March 31, 2014, their outstanding loan amount will be forgiven, recognized as wages, and taxed accordingly. If a wholesaler terminates prior to March 31, 2014, they are responsible to repay the Company the outstanding loan amount. As of December 31, 2013, the wholesalers collectively have been advanced cash of $270,252, net of IPT commissions of $15,151, which has been recorded as a loan receivable and fully allowed for as bad debt included in payroll expense. Additionally, $115,822 has been recognized as a deferred expense and included in other assets. Of this amount, $102,953 is related to estimated payroll tax withholdings at December 31, 2013 and is recorded as a corresponding payroll liability included in accrued commissions and bonuses – related parties and $12,869 related to amounts paid in excess of amounts earned at December 31, 2013.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(8) Subsequent Events

The Company has evaluated subsequent events through February 18, 2014, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2013

Net capital:		
Member's equity	$	2,557,922
Less nonallowable assets:		
Accounts receivable – related parties, net of allowable portion		93,015
Other assets		446,675
Net capital		2,018,232
Minimum required net capital (greater of $5,000 or 6⅔% of aggregate indebtedness of $2,558,096)		170,540
Capital in excess of minimum requirements	$	1,847,692

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2013, as filed on January 24, 2014, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements of Dividend Capital Securities LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Dividend Capital Securities, LLC
518 17th Street, 12th FL
Denver, CO 80202-4130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Bauerle (303) 953-3898

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
405

2. A. General Assessment (item 2e from page 2) $32,290

B. Less payment made with SIPC-6 filed (exclude interest) (20,529)
7/18/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 11,761

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $11,761

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $11,761

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dividend Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller
(Title)

Dated the 19 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 13 and ending December 31, 20 13

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$24,462,772
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		(3,497,552)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Marketing Support to Registered Broker Dealers (see attached)		(8,049,123)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		(11,546,675)
2d. SIPC Net Operating Revenues		$12,916,097
2e. General Assessment @ .0025		$32,290

(to page 1, line 2.A.)

Dividend Capital Securities
2013 SIPC 7
Detail of Marketing Support to Registered Broker Dealers

Description	**Amount**
2013 IIT Marketing Support	8,024,737
2013 DPF Marketing Support/Reallowance of Dealer Manager Fees	14,534
2013 IPT Marketing Support	9,852
Grand Total	**8,049,123**

Note: See attached schedules for details of Registered Broker Dealers to which fees were paid

Broker Dealer	2013 IIT Marketing Support Paid
Ameriprise Financial Services, Inc.	2,977,204
LPL Financial	1,702,914
Lincoln Financial Advisors Corporation	694,775
US Bancorp Investments	353,935
AXA Advisors, LLC	257,716
J.J. B. Hilliard, W.L. Lyons LLC	212,095
Commonwealth Financial Network	203,514
Southwest Securities	182,873
NFP Securities, Inc.	156,609
Securities America	138,862
Lincoln Financial Securities Corporation	114,247
Cetera Investment Services LLC	108,126
The Huntington Investment Company	94,564
VSR Financial Services	83,531
New England Securities Corp	82,786
Cambridge Investment Research, Inc.	66,579
ING Financial Partners	65,654
Royal Alliance Associates, Inc.	60,027
Infinex Financial Group	55,894
1st Global Capital Corp.	52,931
SagePoint Financial, Inc.	50,725
Cetera Advisors	44,881
FSC Securities Coporation	42,327
MetLife Securities	26,924
Fintegra, LLC	26,628
Sandlapper Securities, LLC	22,412
Essex National Securities	19,794
Cetera Advisor Networks	18,655
Investacorp	13,052
Independent Financial Group	11,287
Woodbury Financial Services, Inc.	10,033
Transamerica Financial Advisors, Inc.	9,916
Geneos Wealth Management	9,775
Capital Investment Group, Inc	9,321
SWS Financial Services, Inc	7,435
Berthel Fisher & Company	6,342
Wayne Hummer Investments, LLC	5,159
NPB Financial Securities, Inc.	4,659
Crown Capital Securities	3,551
Fogel Neale Securities	3,430
Calton & Associates	3,031
Capital Investment Brokerage, Inc	2,845
Walnut Street Securities, Inc	2,509
CFD Investments	2,500
Tower Square Securities Inc.	1,465
Heritage Financial Systems, Inc.	995
Cetera Financial Specialists LLC	250
Total 2013 IIT Marketing Support Paid	**8,024,737** ⊞

⊞ Agrees to GL

424B3 1 d293484d424b3.htm 424B3

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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175340

$2,400,000,000 Maximum Offering
$2,000 Minimum Purchase

INDUSTRIAL INCOME TRUST

Industrial Income Trust Inc. makes investments in income producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We are externally managed by Industrial Income Advisors LLC, or the "Advisor," an affiliate of ours. We have operated and have elected to be treated as a real estate investment trust, or "REIT", for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2010. This is a best efforts offering, which means that Dividend Capital Securities LLC, or the "Dealer Manager," our affiliate and the underwriter of this offering, will use its best efforts but is not required to sell any specific amount of shares. This is a continuous offering that will end no later than April 17, 2014, a date which is two years after the effective date of this offering, unless extended for up to an additional one and a half year period. We are offering up to $2,400,000,000 in shares, 75% of which will be offered at a price of $10.40 per share, and 25% of which will be offered pursuant to our distribution reinvestment plan at a price of $9.88 per share. We reserve the right to reallocate the shares between the primary offering and our distribution reinvestment plan. Subject to certain exceptions, you must initially invest at least $2,000 in shares of our common stock. As of March 26, 2012, we had raised gross proceeds of $818.1 million from the sale of 82.5 million shares of our common stock in our initial public offering, including $11.6 million from the sale of approximately 1.2 million shares of our common stock through our distribution reinvestment plan. Shares are issued in book entry form only.

Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 21. These risks include, among others:

- We are subject to various risks related to owning real estate, including changes in economic, demographic and real estate market conditions, as well as the current severe dislocations in the U.S. and global capital and real estate markets. Due to the risks involved in the ownership of real estate and real-estate related investments, the amount of distributions we may pay to you in the future, if any, is uncertain, there is no guarantee of any return on your investment in us and you may lose the amount you invest;
- We have a limited prior operating history and there is no assurance that we will be able to achieve our investment objectives;
- Because there is no public trading market for shares of our common stock and there are limits on the ownership, transferability and redemption of shares of our common stock, which will significantly limit the liquidity of your investment, you must be prepared to hold your shares for an indefinite length of time;
- We have not identified any specific assets to acquire or investments to make with all of the proceeds of this offering. You will not have the opportunity to evaluate all of the investments we will make with the proceeds of this offering prior to purchasing shares of our common stock;
- This is a "best efforts" offering and if we are unable to raise substantial funds, then we will be more limited in our investments;
- Distributions have been paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include net proceeds of our initial public offering and borrowings (including borrowings secured by our assets). Some or all of our future distributions may be paid from borrowings as well as from the sales of assets, cash resulting from a waiver or deferral of fees, and interest income from our cash balances. There is no limit on distributions that may be made from these sources. To the extent we pay distributions from sources other than our cash

flows from operating activities, we may have less funds available for the acquisition of properties, and your overall return may be reduced.

- The Advisor and other affiliates face conflicts of interest as a result of compensation arrangements, time constraints, competition for investments and for tenants and the fact that we do not have arm's length agreements with our Advisor, Dividend Capital Property Management LLC, or the "Property Manager," or any other affiliates of Industrial Income Advisors Group LLC, the parent of the Advisor and the sponsor of this offering, or the "Sponsor," all of which could result in actions that are not in your best interests; and
- If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	PRICE TO PUBLIC (1)	COMMISSIONS (1)(2)	PROCEEDS TO COMPANY BEFORE EXPENSES (1)(3)
Primary Offering Per Share of Common Stock	$ 10.40	$ 0.99	$ 9.41
Total Maximum	$1,800,000,000	$ 171,000,000	$ 1,629,000,000
Distribution Reinvestment Plan Offering Per Share of Common Stock	$ 9.88	$ 0.00	$ 9.88
Total Maximum	$ 600,000,000	$ 0.00	$ 600,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)	$2,400,000,000	$ 171,000,000	$ 2,229,000,000

(1) Assumes we sell $1,800,000,000 in the primary offering and $600,000,000 pursuant to our distribution reinvestment plan.
(2) Includes a 7.0% sales commission and a 2.5% dealer manager fee. See "Plan of Distribution" beginning on page 190.
(3) Proceeds are calculated before reimbursing the Advisor for paying other distribution-related costs and cumulative organization and offering expenses in the amount of up to $42,000,000, or 1.75% of aggregate gross offering proceeds from the sale of shares in the primary offering and the distribution reinvestment plan.

The date of this prospectus is April 17, 2012.

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extent that the total of such cumulative expenses exceeds the 1.75% organization and offering expense reimbursements from our offerings, without recourse against or reimbursement by us.

From the up to 1.75% organization and offering expense reimbursement, the Advisor will pay up to 0.5% of the gross offering proceeds we raise from the sale of shares in the primary offering to reimburse the Dealer Manager and participating broker dealers on a non-accountable basis for their out-of-pocket expenses related to the distribution of the offering, including fees and costs associated with attending or sponsoring conferences, and as a marketing support fee. The non-accountable expense reimbursement will be deemed additional underwriting compensation. From the 0.5% non-accountable expense reimbursement or the 2.5% Dealer Manager fee paid to the Dealer Manager, **the Dealer Manager, in its sole discretion, may approve the payment of a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering.** Further, the Dealer Manager may, pursuant to a separately negotiated selected dealer agreement that we expect to enter into with Ameriprise Financial Services, Inc., which we refer to as "Ameriprise Financial," and subject to applicable FINRA limitations, reimburse Ameriprise Financial for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing and ownership of our shares by the customers of Ameriprise Financial. The technology costs and expenses will be paid from the Advisor's 0.5% non-accountable expense reimbursement or the Dealer Manager fee.

Moreover, to the extent that shares are sold in the primary offering with a reduced commission as a result of a volume or other discount, as described below, the Advisor may reimburse the Dealer Manager's and participating broker dealers' expenses related to the distribution of the offering in excess of the 0.5% payment, without recourse against or reimbursement by us, so long as the total amount of reimbursement of non-accountable expenses of the Dealer Manager and participating broker dealers does not exceed 3.0% of gross offering proceeds we raise from the sale of shares in the primary offering and the aggregate of all compensation payable to FINRA members participating in this offering does not exceed 10% of gross offering proceeds we raise from the sale of shares in the primary offering.

Under FINRA rules, the aggregate of all compensation payable to FINRA members participating in this offering will not exceed 10.0% of gross offering proceeds we raise from the sale of shares in the primary offering, including the Dealer Manager fee, sales commission, and reimbursement of the Dealer Manager and participating broker dealer expenses and marketing support fee (except for reimbursement of bona fide due diligence expenses as described below). No underwriting compensation will be paid in connection with shares purchased pursuant to the distribution reinvestment plan.

The following table shows the estimated maximum compensation payable to the Dealer Manager and participating broker dealers in connection with the offering, assuming the sale of $1,800,000,000 in shares of our common stock in the primary offering with no volume or other discounts to the sales commission.

	Per Share	%	Maximum Amount
Public Offering Price	$ 10.400	—	$ 1,800,000,000
Dealer Manager Fee	$ 0.260	2.5%	$ 45,000,000
Participating Broker Dealer Commission	$ 0.728	7.0%	$ 126,000,000
Marketing Support Fee/Expenses*	$ 0.052	0.5%	$ 9,000,000
Total Fees, Commissions, and Expenses**	$ 1.040	10.0%	$ 180,000,000

* Includes the marketing support fee and reimbursement of out-of-pocket expenses that may be paid by the Advisor. Also includes payments by the Advisor and affiliates of the Advisor to the Dealer Manager for salaries and bonuses of certain employees of the Dealer Manager while participating in this offering.

** The Dealer Manager and participating broker dealers may also be reimbursed for bona fide due diligence expenses.

Broker Dealer	2013 DPF Marketing Support Paid
Raymond James Associates Inc	7,520
Raymond James Financial Services	6,954
Integrity Investments Inc	60
Total 2013 DPF Marketing Support Paid	**14,534** ⊟

⊟ Agrees to GL

424B3 1 d532500d424b3.htm 424(B)(3)

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Filed pursuant to Rule 424(b)(3)
Registration No. 333-175989

$3,000,000,000 Maximum Offering of Class A, Class W and Class I Shares of Common Stock

DIVIDEND CAPITAL

Dividend Capital Diversified Property Fund Inc. is an externally managed real estate investment trust, or REIT, that invests in a diverse portfolio of real properties and real estate-related debt and securities. As of December 31, 2012, we had total gross investments with an estimated fair value of approximately $2.9 billion (calculated in accordance with our valuation procedures), comprised of approximately $2.7 billion in gross investments in real property and approximately $187.3 million in debt-related investments. As of December 31, 2012, we had invested in a total of 94 operating properties located in 31 geographic markets in the United States, aggregating approximately 19.1 million net rentable square feet. We are managed by Dividend Capital Total Advisors LLC, or the "Advisor." We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended.

We are offering on a continuous basis up to $3,000,000,000 of shares of our common stock, consisting of up to $2,250,000,000 of shares in our primary offering and up to $750,000,000 of shares pursuant to our distribution reinvestment plan. We are offering to the public three classes of shares of our common stock: Class A shares, Class W shares and Class I shares. The share classes have different selling commissions and ongoing fees and expenses. As of April 30, 2013, we had 177,986,527 shares of our unclassified common stock outstanding, which we refer to herein as "Class E" shares, held by a total of 31,753 stockholders. We also had 12,375 shares of Class A common stock, 12,375 shares of Class W common stock and 166,411 shares of Class I common stock outstanding, held respectively by 125 stockholders, 125 stockholders and 137 stockholders.

We are offering to sell any combination of Class A, Class W and Class I shares with a dollar value up to the maximum offering amount. The per share purchase price varies from day to day and equals, for each class of common stock, our net asset value or "NAV" for such class, divided by the number of shares of that class outstanding as of the end of business each day, plus, for Class A shares sold in the primary offering only, applicable selling commissions. Subject to certain exceptions, you must initially invest at least $2,000 in shares of our common stock. This is a best efforts offering, which means that Dividend Capital Securities LLC, or the "Dealer Manager," the underwriter of this offering and an entity related to the Advisor, will use its best efforts but is not required to sell any specific amount of shares.

We do not intend to list our shares of common stock for trading on an exchange or other trading market. In an effort to provide our stockholders with liquidity in respect of their investment in our shares, we have adopted a limited share redemption program whereby stockholders may request that we redeem all or any portion of their shares. The redemption price per share for each class of common stock equals the NAV per share for such class on the date of redemption. Subject to limited exceptions, Class A, Class W or Class I shares redeemed within 365 days of the date of purchase are subject to a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to the redemption.

Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 27. These risks include, among others:

- There is no public trading market for shares of our common stock, and we do not expect that there will ever be a public trading market for our shares, so redemption of shares by us will likely be the only way to dispose of your shares.
- With respect to each of our Class A, Class W and Class I classes of common stock, our share redemption program generally imposes a quarterly cap on net redemptions of up to 5% of the NAV of such class as of the last day of the previous quarter. We may also amend, suspend or terminate our share redemption program at any time. As a result, our shares have only limited liquidity and may become illiquid.
- A portion of the proceeds received in this offering is intended to be used to redeem Class E shares, which will reduce the net proceeds available to retire debt or acquire additional properties, which may result in reduced liquidity and profitability.
- The purchase and redemption price for shares of our common stock will be based on the NAV of each class of common stock and will not be based on any public trading market. Our NAV does not represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. Furthermore, our board of directors may amend our NAV procedures from time to time.
- Some of our executive officers, directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in the Advisor, our Dealer Manager, our property manager and/or other entities related to the Advisor. As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment opportunities and the fact that the fees the Advisor will receive for services rendered to us are based on our NAV, the procedures for which the Advisor assists our board of directors in developing, overseeing, implementing and coordinating.
- If we fail to maintain our status as a REIT, it would adversely affect our results of operations and our ability to make distributions to our stockholders.
- The amount of distributions we may make is uncertain. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. The use of these sources for distributions would decrease the amount of cash we have available for new investments, share redemptions and other corporate purposes, and could reduce your overall return.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share (1)	Total Maximum Primary Offering (2)	Total Maximum Distribution Reinvestment Plan (2)	Total Maximum

Gross offering proceeds (3)		$2,250,000,000	$ 750,000,000	$3,000,000,000
Public offering price, Class A shares	$ 6.9648			
Public offering price, Class W shares	$ 6.7619			
Public offering price, Class I shares	$ 6.7619			
Selling commissions and primary dealer fee (3) (4)	$ 0.0837	$ 36,849,156	—	$ 36,849,156
Proceeds to us, before expenses (4)	$ 6.7278	$2,213,150,844	$ 750,000,000	$2,963,150,844

(1) The price per share presented is based on the NAV as of April 30, 2013. The actual per share offering price for each class will equal the daily NAV per share for such class, plus, for Class A shares sold in the primary offering only, applicable selling commissions. On each business day, our NAV per share for each class is (1) posted on our website, *www.dividendcapitaldiversified.com*, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

(2) We reserve the right to reallocate the offering amount between the primary offering and our distribution reinvestment plan.

(3) Table assumes that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class W shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, and that we pay the maximum 5.0% primary dealer fee on $300,000,000 in gross proceeds from sales of Class I shares in the primary offering. We pay selling commissions on Class A shares sold in the primary offering of up to 3.0% of the NAV per share, which may be higher or lower due to rounding. Selling commissions may be reduced or eliminated to or for the account of certain categories of purchasers. We pay our dealer manager (1) a dealer manager fee equal to 1/365th of 0.60% of our NAV per share for Class A shares and Class W shares for each day, (2) a dealer manager fee equal to 1/365th of 0.10% of our NAV per share for Class I shares for each day and (3) for Class A shares only, a distribution fee equal to 1/365th of 0.50% of our NAV per share for Class A shares for each day. We will continue paying such dealer manager fees and distribution fee with respect to shares sold in this offering until the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding. See "Plan of Distribution."

(4) The per share amount represents an average of all shares under the primary offering and distribution reinvestment plan based on the foregoing assumptions and the sale of the total maximum offering.

The date of this prospectus is May 31, 2013 DPF-PRO-MAY13

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The following table summarizes and discloses all of the compensation and fees, including reimbursement of expenses, to be paid by us to the Advisor, the Property Manager and the Dealer Manager. The maximum amount that we may pay with respect to such compensation, fees and reimbursement of expenses is also set forth below, assuming the maximum gross proceeds from the primary offering and distribution reinvestment plan.

The selling commissions listed below are effectively paid by purchasers of Class A shares in the primary offering at the time of purchase, because the purchase price of such shares is equal to the NAV per Class A share plus the selling commission, and such selling commissions therefore have no effect on our NAV. The dealer manager fee and the distribution fee listed below are allocated on a class-specific basis and differ for each class, even when the NAV of each class is the same. Such class-specific fees are generally expected to affect distributions of the applicable classes rather than the NAV per share of such classes. The other fees and expenses below, including the primary dealer fee, are not class-specific. Accordingly, they are allocated among all holders of Fund Interests ratably according to the NAV of their units or shares.

Summary of Fees, Commissions and Reimbursements

Type of Compensation and Recipient	Description and Method of Computation	Maximum Amount
Selling Commission—the Dealer Manager (1)	We pay the Dealer Manager selling commissions of up to 3.0% of the NAV per Class A share. The actual selling commission expressed as a percentage of the total price per Class A share may be higher or lower than 3.0% due to rounding. Selling commissions may be waived at the direction of the Dealer Manager and may be reduced for volume purchases. Substantially all of the sales commissions are expected to be reallowed to third-party broker-dealers participating in this offering. We do not pay selling commissions with respect to purchases of Class W shares, Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.	The actual amount will depend on the number of Class A shares sold, the NAV per share and the type of accounts that purchase shares. Aggregate selling commissions will equal $65,533,981 if we sell the maximum offering, assuming that all shares sold are Class A shares, the maximum selling commission is paid for each primary offering share and no reallocation of shares between our primary offering and our distribution reinvestment plan.
Dealer Manager Fee—the Dealer Manager	We pay the Dealer Manager a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.60% of our NAV per share for each of our Class A and Class W shares and an amount equal to 1/365th of 0.10% of our NAV per share for our Class I shares for such day on a continuous basis from year to year. We will cease paying the dealer manager fee with respect to shares sold in this offering on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding. **The Dealer Manager may reallow a portion of the**	Actual amounts depend upon the number of shares of each class purchased, our daily NAV and when shares are purchased, and, therefore, cannot be determined at this time. The dealer manager fee will equal $18,000,000 per annum if we sell the maximum offering, assuming that all shares sold are Class W shares and that the NAV per Class W share remains the same throughout this offering.

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	dealer manager fee to participating broker-dealers that meet certain thresholds of our shares under management and certain other metrics and to servicing broker-dealers. The dealer manager fee is payable monthly in arrears. The dealer manager fee is payable with respect to all Class A, Class W and Class I shares, including Class A, Class W and Class I shares issued under our distribution reinvestment plan. We do not pay a dealer manager fee with respect to Class E shares.	
Distribution Fee—the Dealer Manager	We pay the Dealer Manager a distribution fee with respect to our Class A shares only that accrues daily in an amount equal to 1/365th of 0.50% of the amount of our NAV per share for the Class A shares for such day on a continuous basis from year to year. We will cease paying the distribution fee with respect to shares sold in this offering on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding. The Dealer Manager may reallow the distribution fee to participating broker-dealers and servicing broker-dealers. The distribution fee is payable monthly in arrears. The distribution fee is payable with respect to all Class A shares, including Class A shares issued under our distribution reinvestment plan. We do not pay a distribution fee with respect to Class E shares, Class W shares or Class I shares.	Actual amounts depend upon our daily NAV, the number of Class A shares purchased and when shares are purchased, and, therefore, cannot be determined at this time. The distribution fee will equal $14,672,330 per annum if we sell the maximum offering, assuming that all shares sold are Class A shares, that the NAV per Class A share remains the same throughout this offering and no reallocation of shares between our primary offering and our distribution reinvestment plan.
Primary Dealer Fee—the Dealer Manager	We intend to enter into an amendment to our dealer manager agreement to provide that we will pay to the Dealer Manager a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that (i) the sales are all made before July 31, 2013 (unless extended by the Company, through written notice to the Dealer Manager) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300,000,000. The Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to the participating broker-dealers involved in selling	Actual amounts depend upon the proceeds raised from the sale of Class I shares in transactions that entitle our Dealer Manager to a primary dealer fee. The primary dealer fee will equal $15,000,000 if we pay the maximum 5.0% primary dealer fee on $300,000,000 in gross proceeds from sales of Class I shares in the primary offering.

Broker Dealer	2013 IPT Marketing Support Paid
NFP Securities, Inc.	6,000
Kovack Securities, Inc.	2,452
ONESCO Equity Sales	800
Infinex Financial Group	600
Total 2013 IPT Marketing Support Paid	**9,852** ⊕

⊕ Agrees to GL

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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184126

$2,000,000,000 Maximum Offering
$2,000,000 Minimum Offering
$2,000 Minimum Purchase

INDUSTRIAL

Industrial Property Trust Inc. is a newly organized company formed to make investments in income producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We are externally managed by Industrial Property Advisors LLC, or the "Advisor." We intend to qualify as a real estate investment trust, or "REIT," for federal income tax purposes. This is a best efforts offering, which means that Dividend Capital Securities LLC, or the "Dealer Manager," will use its best efforts but is not required to sell any specific amount of shares. This is a continuous offering that will end no later than July 24, 2015, unless extended for up to an additional one and a half year period. The offering price was arbitrarily determined by our board of directors. Subject to certain exceptions, you must initially invest at least $2,000 in shares of our common stock. If we do not sell $2,000,000 in shares before July 24, 2014, this offering will terminate and your funds, which will be held in an interest-bearing escrow account, will be returned promptly to you.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "<u>Risk Factors</u>" beginning on page 22. These risks include, among others:

- We have no prior operating history and there is no assurance that we will be able to achieve our investment objectives;
- We are subject to risks related to owning real estate, including changes in economic, demographic and real estate market conditions, as well as the current severe dislocations in the U.S. and global capital and real estate markets. Therefore, the amount of distributions we may pay to you in the future, if any, is uncertain, there is no guarantee of any return on your investment in us and you may lose the amount you invest;
- Because our charter does not require us to pursue a transaction to provide liquidity to our stockholders, there is no public trading market for shares of our common stock and there are limits on the ownership, transferability and redemption of shares of our common stock, which will significantly limit the liquidity of your investment, you must be prepared to hold your shares for an indefinite length of time;
- This is a blind pool offering; we have not identified any specific investments to make with the proceeds of this offering. You will not have the opportunity to evaluate all of the investments we will make with the offering proceeds prior to purchasing shares of our common stock;
- We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus;
- This is a "best efforts" offering and if we are unable to raise substantial funds, then we will be more limited in our investments;
- Distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include net proceeds from primary shares sold in this offering and borrowings (including borrowings secured by our assets). Some or all of our future distributions may be paid from these sources as well as proceeds from the sales of assets, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from a waiver or deferral of fees, and interest income from our cash balances. There is no limit on distributions that may be made from these sources. To the extent we pay distributions from sources other than our cash flows from operating activities, we may have less funds available for the acquisition of properties, and your overall return may be reduced.
- We expect to compete with certain affiliates of direct or indirect owners of the sponsor of this offering for investments, and certain of those entities will have priority with respect to certain investment opportunities. The Advisor and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints, competition for investments and for tenants and the fact that we do not have arm's length agreements with our Advisor or any other affiliates of our sponsor, which could result in actions that are not in your best interests;
- If we terminate our agreement with the Advisor, we may be required to pay significant fees to our sponsor, which will reduce cash available for distribution to you; and
- If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	PRICE TO PUBLIC[1]	COMMISSIONS[1]	PROCEEDS TO COMPANY BEFORE EXPENSES[1][3]
Primary Offering Per Share of Common Stock	$ 10.00	$ 0.95	$ 9.05
Total Minimum[2]	$ 2,000,000	$ 190,000	$ 1,810,000
Total Maximum[2]	$1,500,000,000	$ 142,500,000	$ 1,357,500,000
Distribution Reinvestment Plan Offering Share of Common Stock	$ 9.50	$ 0.00	$ 9.50
Total Maximum	$ 500,000,000	$ 0.00	$ 500,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)[2]	$2,000,000,000	$ 142,500,000	$ 1,857,500,000

(1) Assumes we sell $1,500,000,000 in the primary offering and $500,000,000 pursuant to our distribution reinvestment plan.

(2) Includes a sales commission of up to 7.0% per share and a dealer manager fee of up to 2.5% per share. See "Plan of Distribution." The Dealer Manager is an entity related to the Advisor. Sales commissions and dealer manager fees may be reduced or eliminated to or for the account of certain categories of purchasers.

(3) Proceeds are calculated before reimbursing the Advisor for paying other distribution-related costs and cumulative organization and offering expenses in the amount of up to $40,000,000, or 2.0% of aggregate gross offering proceeds from the sale of shares in the primary offering and the distribution reinvestment plan.

The date of this prospectus is August 14, 2013.

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The State of Ohio requires that subscriptions from Ohio residents may not be released from escrow until subscriptions for shares totaling at least $7,000,000 have been received from all sources. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus, as declared effective by the SEC, as supplemented and amended. If we accept your subscription, our transfer agent will mail you a confirmation.

Investors whose subscriptions are accepted will be deemed admitted as stockholders of ours on the day upon which their subscriptions are accepted. The escrow agent will deliver the subscription funds to us and they will be held in trust for the benefit of investors and will be used only for the purposes set forth in this prospectus. Following release of the funds from the escrow and before they are applied as set forth in this prospectus, offering proceeds may be placed in short-term, low-risk interest bearing investments, including obligations of, or obligations guaranteed by, the U.S. Government or bank money market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation which can be readily sold or otherwise disposed of for cash.

Compensation Paid for Sales of Shares

Prior to the commencement of this offering, we entered into a dealer manager agreement with our Dealer Manager which sets forth the following compensation arrangements in connection with this offering.

Subject to the provisions for a reduction of the sales commission described below, we will pay the Dealer Manager a sales commission of up to 7.0% of the gross proceeds we raise from the sale of shares in the primary offering, all of which may be reallowed to participating broker dealers who are members of FINRA. We will also pay the Dealer Manager a Dealer Manager fee of 2.5% of the gross offering proceeds we raise from the sale of shares in the primary offering for managing and coordinating the offering, working with participating broker dealers and providing sales and marketing assistance, part of which may be reallowed to participating broker dealers. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares of our common stock. We will not pay a sales commission or a Dealer Manager fee on shares purchased pursuant to our distribution reinvestment plan.

We will also pay the Advisor up to 2.0% of the aggregate gross offering proceeds from the sale of shares in our public offerings, including shares issued pursuant to our distribution reinvestment plan, to reimburse the Advisor for paying the cumulative organization expenses and expenses of our public offerings, including legal, accounting, printing and other expenses related to the distribution of our offerings, and for paying to the Dealer Manager, participating broker dealers and servicing broker dealers expense reimbursements, marketing support fees, and bona fide due diligence expense reimbursements, as described below, but only to the extent that the Advisor has paid such expenses. The Advisor or an affiliate of the Advisor will be responsible for such cumulative organization and offering expenses of our public offerings to the extent that the total of such cumulative expenses exceeds this 2.0% organization and offering expense reimbursement from our public offerings, without recourse against or reimbursement by us.

From the 2.0% organization and offering expense reimbursement, the Advisor will pay up to 0.5% of the gross offering proceeds we raise from the sale of shares in the primary offering (which is equivalent to 0.4% of the aggregate gross offering proceeds from the sale of shares in the primary offering and our distribution reinvestment plan) to reimburse the Dealer Manager, participating broker dealers and servicing broker dealers on a non-accountable basis for their out-of-pocket expenses related to the distribution of the offering, including fees and costs associated with attending or sponsoring conferences. The non-accountable expense reimbursement will be deemed additional underwriting compensation. From the 0.5% non-accountable expense reimbursement or the dealer manager fee paid to the Dealer Manager, **the Dealer Manager, in its sole discretion, may approve the payment of a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering**. The Advisor will use the remainder of the 2.0% organization and offering expense reimbursement to pay the other cumulative organization and offering expenses of our offerings, as described above.

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Moreover, to the extent that shares are sold in the primary offering with a reduced sales commission as a result of a volume or other discount, as described below, the Advisor may reimburse the Dealer Manager's, participating broker dealers' and servicing broker dealers' non-accountable expenses related to the distribution of the offering in excess of the 0.5% non-accountable expense reimbursement described above, without recourse against or reimbursement by us, so long as the total amount of reimbursement of non-accountable expenses of the Dealer Manager, participating broker dealers and servicing broker dealers does not exceed 3.0% of gross offering proceeds we raise from the sale of shares in the primary offering and the aggregate of all compensation payable to FINRA members participating in this offering does not exceed 10% of gross offering proceeds we raise from the sale of shares in the primary offering.

Under FINRA rules, the aggregate of all compensation payable to FINRA members participating in this offering (including any servicing broker dealers) will not exceed 10.0% of gross offering proceeds we raise from the sale of shares in the primary offering, including the sales commissions, dealer manager fees and reimbursement of the Dealer Manager's, participating broker dealers' and servicing broker dealers' expenses and the marketing support fee (except for reimbursement of bona fide due diligence expenses as described below). The Dealer Manager will monitor the aggregate amount of underwriting compensation that we pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules described above. No underwriting compensation will be paid in connection with shares purchased pursuant to the distribution reinvestment plan.

In order to show the estimated maximum underwriting compensation payable in connection with this offering, the following table assumes that we sell all $1,500,000,000 in shares of our common stock in the primary offering and that all shares are sold with the highest possible 7.0% sales commission:

	Per Share	%	Maximum Amount
Public Offering Price per share	$ 10.00	—	$ 1,500,000,000
Dealer Manager Fee	$ 0.25	2.5%	$ 37,500,000
Participating Broker Dealer Commission	$ 0.70	7.0%	$ 105,000,000
Marketing Support Fee/Expenses*	**$ 0.05**	**0.5%**	**$ 7,500,000**
Total Fees, Commissions, and Expenses**	$ 1.00	10.0%	$ 150,000,000

* Includes the marketing support fee and reimbursement of out-of-pocket expenses that may be paid by the Advisor. Also includes payments by the Advisor and affiliates of the Advisor to the Dealer Manager for salaries and bonuses of certain employees of the Dealer Manager while participating in this offering.

** The Dealer Manager, participating broker dealers and servicing broker dealers may also be reimbursed for bona fide due diligence expenses.

The bona fide due diligence expenses of the Dealer Manager, participating broker dealers and servicing broker dealers that are included in the organization and offering expenses may include legal fees, travel, lodging, meals and other reasonable out-of-pocket expenses incurred by participating dealers, servicing broker dealers and their personnel when visiting our office to verify information related to us and this offering and, in some cases, reimbursement of the allocable share of out-of-pocket internal due diligence personnel of the participating dealer or servicing broker dealer conducting due diligence on the offering. Reimbursement of bona fide due diligence expenses is contingent upon the receipt by the Dealer Manager of an invoice or a similar such itemized statement from the participating broker dealers or servicing broker dealers that demonstrates the actual due diligence expenses incurred by that broker dealer. Subject to certain limitations in our agreements, we have agreed to indemnify the Dealer Manager and participating broker dealers and the Dealer Manager and participating broker dealers have agreed to severally indemnify us, our officers and our directors against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. However, the SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.